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19005683

SEC Processing Section

FEB 25 2019

Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burke, Lawton, Brewer & Burke, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 Montgomery Avenue

(No. and Street)

Montgomeryville	PA	18936
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Dean Karrash

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller

(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Ste 350	Horsham	PA	19044
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William D. Karrash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burke, Lawton, Brewer & Burke, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MAISHA K BELL
Notary Public
AMBLER BORO, MONTGOMERY COUNTY
My Commission Expires Oct 31, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURKE, LAWTON, BREWER & BURKE, LLC
Financial Statements and Supplementary Information
December 31, 2018

Burke, Lawton, Brewer & Burke, LLC

Table of Contents

December 31, 2018

Report of Independent Registered Public Accounting Firm

The Member
Burke, Lawton, Brewer & Burke, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of Burke, Lawton, Brewer & Burke, LLC which comprise the statement of financial condition as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Burke, Lawton, Brewer & Burke, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Burke, Lawton, Brewer & Burke, LLC's management. Our responsibility is to express an opinion on Burke, Lawton, Brewer & Burke, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Burke, Lawton, Brewer & Burke, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Burke, Lawton, Brewer & Burke, LLC's financial statements. The supplemental information is the responsibility of Burke, Lawton, Brewer & Burke, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rue 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information on Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Burke, Lawton, Brewer & Burke, LLC's auditor since 2014.

Kreischer Miller

Horsham, Pennsylvania
February 21, 2019

Burke, Lawton, Brewer & Burke, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$2,283,602
Deposit with clearing organization	25,000
Receivable from clearing organization	28,004
Prepaid expenses	48,957
Marketable securities owned, at fair value	199
Property and equipment, less accumulated depreciation of $241,515	5,670
Total assets	$2,391,432

Liabilities and Member's Equity

Accounts payable and accrued expenses	$1,744,746
Member's equity	646,686
Total liabilities and member's equity	$2,391,432

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke, LLC
Statement of Operations
For the Year Ended December 31, 2018

Revenues	
Commissions	$76,710
Net inventory and investment loss	(11)
Interest and dividends	385,373
Administration fees	6,865,535
Total revenues	7,327,607
Expenses	
Employee compensation and benefits	6,735,484
Clearing charges	26,322
Communications	47,727
Occupancy and equipment	164,017
Taxes	21,254
Promotional costs	8,293
Data processing costs	19,618
Regulatory expenses	64,926
Other operating expenses	219,712
Depreciation	18,745
Total expenses	7,326,098
Net income	$1,509

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Member's equity, December 31, 2017	$645,177
Net income	1,509
Member's equity, December 31, 2018	$646,686

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net income	$1,509
Adjustments to reconcile net income to net cash used in by operating activities:	
Depreciation	18,745
Increase in receivable from clearing organization	(1,065)
Decrease in prepaid expenses	16,914
Decrease in marketable securities owned, at fair value	11
Decrease in accounts payable and accrued expenses	(367,295)
Net cash used in operating activities	(331,181)
Net decrease in cash and cash equivalents	(331,181)
Cash and cash equivalents, beginning of year	2,614,783
Cash and cash equivalents, end of year	$2,283,602

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke, LLC
Notes to Financial Statements
December 31, 2018

Note 1. Nature of Business

Burke, Lawton, Brewer & Burke, LLC ("the Firm") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA").

The Firm and BLB&B Advisors, LLC (the "Advisor") are both wholly owned subsidiaries of BLB&B Holdings, LLC ("Holdings" or "the Parent"). The Advisor is affiliated with the Firm and is a registered investment advisor with the SEC pursuant to the Investment Advisors Act of 1940. To date and in the foreseeable future, the Firm will be dependent on the Advisor for administrative support revenue.

The Firm operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The Firm executes and clears its customer securities transactions on a fully disclosed basis with a single clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The Firm, like other broker-dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, and changes in interest rates and securities brokerage services, all which have an impact on the Firm's liquidity.

Note 2. Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

For the purposes of the statement of cash flows, the Firm has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The Firm expenses promotional costs when incurred. Total promotional expenses for the period ended December 31, 2018 were $8,293.

Other operating expenses of $219,712 for the period ended December 31, 2018 consist of $42,325 of professional services, $106,126 of research expenses and $71,261 of general office expenses.

Note 2, cont. Significant Accounting Policies

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (five to fifteen years).

Property and equipment consists of the following at December 31, 2018:

Property	$43,173
Equipment	$204,012
	$247,185
Accumulated Depreciation	($241,515)
	$5,670

Adoption of ASC Topic 606, Revenue from Contracts with Customers

On January 1, 2018, the Firm adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Firm expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The core principle in the revenue recognition guidance is that the company recognizes revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Firm applies the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Note 2, cont. Revenue from contracts with customers includes commission income, interest and dividend income, investment income, and administrative income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Firm's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Revenue

Commission revenue represents sales commissions generated by registered representatives for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Firm views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Firm is the agent for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the clearing firm and product sponsors. Registered representatives assist the Firm in performing its obligations. Accordingly, total commission revenues are reported on a net basis.

The following table presents commission revenue disaggregated by investment product category:

	Twelve Months Ended December 31, 2018
Equities	$ 63,017
Debt	6,796
Mutual Funds	6,897
Commissions	$ 76,710

Commission Revenue

The Firm generates two types of commission revenue: sales-based commission and trailing revenue. Sales-based commission revenue is recognized at the point of sale on the trade date. The Firm believes that the performance obligation is satisfied on the trade date because that is when the underlying security is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to or from the customer. Trailing commission revenue is recognized over time as earned. Both sales-based and trailing commissions are paid monthly in arrears. Sales-based commission revenue varies by investment product and can be based on a percentage of an investment product's current market value, value per share, the number of shares purchased, a flat dollar amount or other factors at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets. As it relates to trailing commissions, the Firm believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Firm's influence, the Firm does not believe that it can overcome this constraint until the market value of the fund and the investor acitvities are known, which are usually monthly or quarterly. Trailing commission revenue recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 2, cont. The following table presents our sales-based and trailing commission revenues disaggregated by product category:

		Twelve Months Ended December 31, 2018
Sales based		
Equities	$	63,017
Debt		6,796
Mutual Funds		1,080
Total sales-based revenue	$	70,893
Trailing		
Mutual Funds	$	5,817
Total trailing commissions		5,817
Total commission revenue	$	76,710

The balance related to commission revenue receivable was $7,111 and $5,464 for the years ended December 31, 2018 and 2017, respectively.

Administrative Income

Administration fees are paid monthly and based upon an agreement with BLB&B Advisors, LLC and cover expenses related to both entities. See Note 6 for Related Party Transactions.

Interest and Dividend Revenue

Securities transactions are recorded on a trade date basis. Interest and dividends primarily consist of money market rebates received by the Firm from the clearing broker. The Firm has entered into an agreement with the clearing broker in which it earns a monthly fee calculated on the average net assets in certain bank deposit sweep vehicles. The fee rate earned is subject to compression contingent upon the three month LIBOR rate declining below a stated threshold. The balance related to interest and dividend revenue receivable was $20,893 and $21,475 for the years ended December 31, 2018 and 2017, respectively. Interest and dividends are recorded as earned and are paid monthly in arrears.

Investment Revenue

Marketable securities are valued at fair value. Realized gains and losses, recorded on trade date, and unrealized gains and losses are included in net income.

Note 3. Deposit and Receivable from Clearing Organization

The Firm has $25,000 on deposit with its clearing organization to secure the clearing agreement. The receivable from clearing organization includes amounts due for completed transactions.

Note 4. Fair Value Measurements

Marketable securities owned consist of trading and investment securities measured at fair value. In accordance with FASB ASC 820, Fair Value Measurements, which establishes a framework for measuring fair value, the Firm measures fair value according to the following hierarchy:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 inputs are inputs other than quoted market prices that are observable for the asset or liability;

Level 3 inputs are unobservable inputs of asset and liability and rely on management's own assumptions.

For the period ended December 31, 2018, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Fair Value Measurements

Investments held by the Firm as of December 31, 2018 were measured on a recurring basis at fair value using Level 1 inputs:

	Cost	Fair Value	Unrealized Gain
Equity Securities	$11	$199	$188

Note 5. Retirement Plans

Defined Contribution Plan

The Firm's sponsors a 401(k) profiting sharing retirement plan ("the Plan") for its employees, which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Firm is allowed to make discretionary matching and employer contributions to the Plan. The Plan covers employees at least 21 years of age who have completed 250 hours of service within six consecutive months from their date of employment or one full year of service. Employees are immediately vested 100%. The Firm's contribution to the Plan for the period ended December 31, 2018 was $103,795 and is included in employee compensation and benefits on the statement of operations.

Defined Benefit Plan

Beginning in 2018, the Firm's Parent sponsors a noncontributory, cash balance defined benefit plan for eligible employees who have reached the age of 21 and completed one year of service. Benefits are based on years of service from January 1, 2018 to normal retirement, as defined by the Plan. All participants become 100 percent vested after 3 years of service. Participant "accumulation" accounts are credited annually with pay credits based upon a percentage of eligible compensation as defined, and interest credits based upon 3 percent of beginning of the year accumulation account balances. The Firm's funding policy is to contribute annually at least the minimum amount required under the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Firm contributions for the year ended December 31, 2018 were $545,491. The Firm expects to make a $576,163 contribution to the plan in 2019. The Firm uses a calendar year-end measurement date for this plan.

Note 5, cont. Defined Benefit Plan

The following tables set forth further information about the Firm's defined benefit pension plan as of and for the year ended December 31, 2018.

Pension plan obligations and funded status:

Benefit obligation at December 31	$545,491
Plan assets at fair value December 31	$500,167
Funded status	
Accumulated benefit obligation at December 31	$545,491
Employer contributions	$500,000
Participant contributions	$ -
Benefits paid	$ -

Amounts recognized in the statement of financial condition consist of:

Accrued pension liability	$ 45,491

Net periodic pension cost for the year ended December 31, 2018 was	$545,491

The following assumptions were used in accounting for the pension plan:

Weighted average assumptions to determine benefit obligations at December 31, 2018:	
Discount rate	4.00%
Rate of compensation increase	4.00%
Weighted average assumptions to determine net periodic pension cost for the year ended December 31, 2018:	
Discount rate	4.00%
Expected return on plan assets	3.00%
Rate of compensation increase	4.00%

The expected rate of return on plan assets is determined by those assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

The Firm's overall investment strategy is to achieve a mix of investments for long-term growth and near-term benefit payments with a diversification of asset types. The target allocations for plan assets are approximately 0% percent to equities and 100% percent to fixed income securities and certificates of deposit, excluding cash equivalents.

In connection with the plan, certain key assumptions made by management have an impact on the projected benefit obligation and net periodic pension cost. The Firm noted that a 1% increase in the discount rate resulted in a decrease in the projected benefit obligation of $57,893 while a 1% decrease in the discount rate resulted in an increase in the projected benefit obligation of $80,846. The Firm also noted a 1% increase in the expected return on plan assets resulted in an increase in net periodic pension cost of $0, while a 1% decrease in the expected return on plan assets results in an increase in net periodic pension cost of $0.

Note 5, cont. Defined Benefit Plan

The fair values of the Company's plan assets at December 31, 2018, by asset category are as follows:

Asset Category	Total	Quoted Prices In Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Jnobservable Inputs (Level 3)
Cash and cash equivalents	$ 500,167	$ 500,167		

No plan assets are expected to be returned to the Firm during 2019.

Benefit payments are expected to be paid as follows:

Year	Expected Benefit Payments
2019	$ -
2020	$ -
2021	$ -
2022	$ -
2023	$ 24,819
2024-2028	$ 4,145,951
Total	$ 4,170,770

Note 6. Related Party Transactions

The Firm leases its office, on a month to month basis, from a former member of BLB&B Holdings. The total expense for the period ended December 31, 2018 was $120,000 and is included in occupancy and equipment on the statement of operations.

The Firm has an agreement with the Advisor, to share space, personnel and other general and administrative costs. Costs paid by the Firm attributable to the Advisor, and reimbursed by the Advisor were $6,865,535 and are included in administration fees on the statement of operations for the period ended December 31, 2018. Of the $6,865,535, a total of $6,580,257 was for employee compensation and benefits and $285,278 was for other operating expenses which included communications, occupancy and equipment, promotional costs, data processing, taxes and other operating expenses.

Beginning January 1, 2019, the Parent assumed payroll responsibilities of both the Firm and the Advisor. As such, $1,666,001 of accrued employee compensation and payroll taxes that were included in Accounts payable and accrued expenses were paid to the Parent.

In connection with the Firm's participation in the Parent's cash balance defined benefit plan, the Firm makes payments to the Parent for its share of the periodic pension cost. For the year ended December 31, 2018, the Firm made payments totaling $500,000, and an additional $45,491 is included in accounts payable and accrued expenses on the accompanying Statement of Financial Condition at year end.

Note 7. Income Tax

FASB ASC 740, Income Taxes, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Firm is not a taxable entity for federal and state income tax purposes. Accordingly, the Firm reports their share of income or loss with the Parent's federal and state tax return. As of December 31, 2018, the 2015 to 2018 tax years are subject to examination by the Internal Revenue Service and generally to state examination. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on management's assessment of many factors, including past experience and complex judgments about future events, management does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

Note 8. Net Capital and Reserve Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Firm had net capital of $591,860, which was $341,860 in excess of its required net capital of $250,000. The Firm's ratio of aggregate indebtedness to net capital was 2.94 to 1.

The operation of the Firm does not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Firm is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such Rule.

Note 9. Concentration of Credit Risk

Financial instruments that potentially expose the Firm to concentrations of credit risk consist principally of cash and cash equivalents and amounts receivable from or deposited with the clearing broker. The Firm principally utilizes banks and the clearing broker to maintain its operating cash accounts and temporary cash investments. At certain times, such balances may be in excess of the FDIC and SIPC insurance limits. The Firm provides services to its customers under contractual arrangements. The Firm records reserves at levels considered by management to be adequate to absorb estimates of probable future losses (uncollectable accounts) existing at the statement of financial condition date. These reserves are based on estimates, and ultimate losses may differ from these estimates. At December 31, 2018, there was no reserve for uncollectable receivables.

The Firm is engaged in various trading and brokerage activities in which its counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Firm may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Note 10. Contingencies

The Firm clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Firm and the clearing broker, the clearing broker has the right to charge the Firm for the losses that result from counterparties' failure to fulfill its contractual obligations. The contract with the clearing broker expires on December 31, 2020 and includes an early termination fee of up to $20,000, should the agreement be terminated prior to expiration.

In the normal course of business, the Firm may indemnify and guarantee certain service providers, such as the clearing broker, against potential losses in connection with their acting as agent or, providing services to the Firm. The maximum potential amount of future payments that the Firm may be required to make under these indemnifications cannot be reasonably estimated. However, the Firm believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the accompanying financial statements for these indemnifications.

Note 11. Subsequent Events

The Firm has evaluated subsequent events through February 21, 2019, the date which the financial statements were available to be issued.

On January 9, 2019, the Firm signed an amendment to the cash balance defined benefit plan which reduced the annual pay credit amounts due under the plan for the 2019 year of service.

SUPPLEMENTARY INFORMATION

Schedule I

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
as of December 31, 2018

Net Capital		
Total member's equity		$646,686
Deductions and/or charges		
Non-allowable assets		
Property and equipment	$5,670	
Prepaid expenses	48,957	54,627
Net capital before haircuts on securities positions		592,059
Less: Securities haircut pursuant to Rule 15c 3-1		
Other		199
Net capital as reported on the Firm's FOCUS Report-Part IIA		$591,860
Aggregate Indebtedness		
Items included in statement of financial condition		
Total A.I. liabilities from Statement of Financial Condition		$1,744,746
Exclusions from aggregate indebtedness calculation		
Deferred income		3,500
Total aggregate indebtedness		$1,741,246
Computation of basic net capital requirement		
Minimum net capital required (based on 6 2/3% of $1,741,246)		116,083
Minimum dollar required of reporting broker or dealer		250,000
Net capital requirement		$250,000
Net capital in excess of minimum required		$341,860
Percentage of aggregate indebtedness to net capital		294.20%

Statement pursuant to paragraph (d) (4) of Rule 17a-J: Reconciliation of FOCUS Report

No material differences exist between the proceeding computations and the computation by Burke, Lawton, Brewer & Burke, LLC in Part II-A of the FOCUS Report on Form X-17a-5 at December 31, 2018.

Schedule II

Burke, Lawton, Brewer & Burke, LLC
Information Relating to the Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2018

The Firm is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. This allows the Firm to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii).

Report of Independent Registered Public Accounting Firm

The Member of
Burke, Lawton, Brewer & Burke, LLC

We have reviewed management's statements, included in the accompanying Statement Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which (1) Burke, Lawton, Brewer & Burke, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Burke, Lawton, Brewer & Burke, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Burke, Lawton, Brewer & Burke, LLC stated that Burke, Lawton, Brewer & Burke, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Burke, Lawton, Brewer & Burke, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Burke, Lawton, Brewer & Burke, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
February 21, 2019

Burke Lawton Brewer & Burke
FINANCIAL ADVISORS

Statement pursuant to Securities and Exchange Act of 1934 Rule 17a-5

Burke, Lawton, Brewer & Burke, LLC clears all customer transactions through another broker-dealer on a fully disclosed basis pursuant to SEC Rule 15c3-3(k)(2)(ii).

Burke, Lawton, Brewer & Burke, LLC met the identified exemption provisions for the year January 1, 2018 through December 31, 2018 without exception.

Signed:

William D. Karrash
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Member of Burke, Lawton, Brewer & Burke, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Burke, Lawton, Brewer & Burke, LLC and the SIPC, solely to assist you and SIPC in evaluating Burke, Lawton, Brewer & Burke, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Burke, Lawton, Brewer & Burke, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018. We noted that the Annual Audited Report Form X-17A-5 reported $7,327,607 and Form SIPC-7 reported $7,327,608;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Burke, Lawton, Brewer & Burke, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Burke, Lawton, Brewer & Burke, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Horsham, Pennsylvania
February 21, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1513**********************MIXED AADC 220
12173 FINRA DEC
BURKE LAWTON BREWER & BURKE LLC
PO BOX 850 C
SPRING HOUSE, PA 19477

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 680.78

B. Less payment made with SIPC-6 filed (exclude interest) (331.39)
7/17/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 349.39

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Burke, Lawton, Brewer & Burke, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 17 day of January, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,327,608
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	7,327,608
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,897
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,322
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Dollar for dollar reimbursements from related entity for backoffice costs (Deductions in excess of $100,000 require documentation)	6,865,535
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	6,873,754
2d. SIPC Net Operating Revenues	$ 453,854
2e. General Assessment @ .0015	$ 680.78
	(to page 1, line 2.A.)